Mail Stop 03-09
							January 4, 2005



Mr. Mathew C. Nolan
Chief Financial Officer
Bancinsurance Corporation
250 East Broad Street, 10th Floor
Columbus, Ohio 43215

RE:	Bancinsurance Corporation
	Form 8-K filed December 28, 2004
            File No. 000-08738


Dear Mr. Nolan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We noted that the former accountant will resign upon completion of its audit of your December 31, 2004 financial statements. As such, when the former accountant ultimately resigns, please revise your filing to:

a. State the specific date that the former accountant ultimately resigned, as required by Item 304(a)(1)(i) of Regulation S-K.

b. Update the disclosures required by Item 304(a)(1)(iv) through that date..

c. File a letter from the former accountant addressing the revised disclosures.

d. Specifically state whether the resignation of the former accountant was recommended or approved by the audit or similar committee of the board of directors or the board of directors, if you have no such committee, as required by Item 304(a)(1)(iii).




We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

The amendment requested should be filed via EDGAR within 5 business days of the date when the former accountant ultimately resigns. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to me at
(202) 942-7332


							Sincerely,



							Kevin Woody
						            Staff Accountant


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Mr. Mathew C. Nolan
Bancinsurance Corporation
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